                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      For the year ended December 31, 2002

                        Commission file number 333-73163


                            KOPPEL STEEL CORPORATION
                    HOURLY EMPLOYEES' RETIREMENT SAVINGS PLAN
                            (Full title of the plan)


                                 NS GROUP, INC.
          (Name of issuer of the securities held pursuant to the plan)
                              530 West Ninth Street
                             Newport, Kentucky 41071
                     (Address of principal executive office)

-------------------

         Index to Exhibits at Page 14

                            KOPPEL STEEL CORPORATION
                    HOURLY EMPLOYEES' RETIREMENT SAVINGS PLAN

                                      INDEX


REQUIRED INFORMATION

ITEM 4 - The Koppel Steel Corporation Hourly Employees' Retirement Savings Plan is subject to the Employee Retirement Income Security Act of 1974. In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements are included herein:



                                                                         Page
                                                                         ----
Statements of Net Assets Available for Benefits........................    3
Statement of Changes in Net Assets Available for Benefits..............    4
Notes to Financial Statements..........................................    5
Schedule of Assets Held for Investment Purposes........................   11
Independent Auditors' Report...........................................   12
Index to Exhibits......................................................   14

                            KOPPEL STEEL CORPORATION
                    HOURLY EMPLOYEES' RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2002 AND 2001


                                                                      2002                     2001
                                                                      ----                     ----

INVESTMENTS, at quoted market value:
    Investment in NS Group, Inc. Master Trust                     $ 1,619,025              $ 2,181,159
    Other Investments                                              12,474,628               12,808,008
                                                                  -----------              -----------
                                                                   14,093,653               14,989,167

SPONSOR CONTRIBUTION RECEIVABLE                                       146,243                  203,656
                                                                  -----------              -----------



NET ASSETS AVAILABLE FOR BENEFITS                                 $14,239,896              $15,192,823
                                                                  ===========              ===========


        The accompanying notes are an integral part of these statements.

                            KOPPEL STEEL CORPORATION
                    HOURLY EMPLOYEES' RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002


  Additions:
       INCOME FROM INVESTMENTS                                                        $    81,983
       NET DEPRECIATION
            IN FAIR VALUE OF INVESTMENTS                                                 (988,516)
       CONTRIBUTIONS FROM:
                 Participants                                                             958,603
                 Sponsor                                                                  277,378

                     Total additions, net                                                 329,448

  Deductions:
       DISTRIBUTIONS TO PARTICIPANTS                                                   (1,282,375)
                                                                                      -----------
            Change in net assets available for benefits                                  (952,927)

       NET ASSETS AVAILABLE FOR BENEFITS,
            beginning of period                                                        15,192,823
                                                                                      -----------
       NET ASSETS AVAILABLE FOR BENEFITS,
            end of period                                                             $14,239,896
                                                                                      -----------


         The accompanying notes are an integral part of this statement.

                            KOPPEL STEEL CORPORATION
                    HOURLY EMPLOYEES' RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1)      PLAN DESCRIPTION

         The following description of the Koppel Steel Corporation Hourly Employees' Retirement Savings Plan (the Plan) is provided for general information purposes only. Reference should be made to the Plan documents for a more complete description of the Plan's provisions.

GENERAL

         The Plan covers all eligible hourly employees of Koppel Steel Corporation (the Sponsor or, the Company), who have attained age 20 1/2. The Plan is a qualified 401(k) Profit Sharing Plan as described in Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

INVESTMENT IN MASTER TRUST

         A portion of the Plan's investments is invested in a Master Trust which was established by NS Group, Inc., the Company's parent company, for all of its defined contribution plans.

         The Plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Key Trust Company of Ohio N.A. The net assets of the Master Trust as of December 31, 2002 and 2001 are as follows:

                                                        December 31,           December 31,
                                                           2002                   2001
                                                       --------------         ------------

NS Group, Inc. common stock, at market                 $ 5,380,848            $  7,603,048
Cash equivalents                                           230,725                  12,895
                                                       -----------            ------------
Total                                                  $ 5,611,573            $  7,615,943
                                                       ===========            ============


         Allocation of the net assets of the Master Trust to the participating plan as of December 31, 2002 and 2001 is as follows:

                                                 December 31, 2002         December 31, 2001
                                               --------------------      --------------------
                                                 Amount     Percent       Amount      Percent
                                               ---------    -------      ---------    -------
Koppel Steel Corporation Hourly
  Employees' Retirement Savings Plan           1,619,025    28.85%       2,181,159    28.64%


         Investment income from the Master Trust, which includes interest, and to the extent applicable, dividends and realized and unrealized gains and losses, net of administrative expenses, is allocated to each plan by the trustee on a pro rata basis. Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of the assets sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. NS Group, Inc. has not declared any dividends on its common stock during the periods presented. Contributions and benefit payments are credited and charged directly to each Plan.

         Master Trust income (loss) and unrealized appreciation and depreciation of assets allocated to the participating plans for the years ended December 31, 2002 and 2001 are as follows:

                                              December 31, 2002             December 31, 2001
                                              -----------------             -----------------
Total unrealized depreciation
  of assets                                   $ (1,372,970)                 $ (1,929,249)
Income (loss)                                        2,095                        (5,000)


ADMINISTRATION

         The Plan is administered by an advisory committee, which is appointed by the board of directors of the Company. Key Trust Company of Ohio, N.A. (Trustee) has been appointed trustee for the Plan.

CONTRIBUTIONS

         Eligible participants may make voluntary contributions of up to 15% of eligible compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds; a common/collective equity fund and a common/collective fixed income fund as investment options for participants. In addition, the Plan requires Company matching contributions of 1/4% for each 1% of eligible compensation of the first 6% of voluntary contributions. The Company also makes an annual contribution based upon terms of the current collective bargaining agreement. Participants must have completed 750 hours of service during the Plan year and be employed by the Company on the last day of the Plan year in order to share in the allocation of any annual contribution. Allocations of annual contributions are based on the participants' compensation during the plan year and hours of service. Matching and annual contributions may be made either in the form of cash or NS Group,

Inc. common stock, at the discretion of the Sponsor. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS

         Individual accounts are maintained for each of the Plan's participants which reflect the participant's contributions, Sponsor contributions, as well as the participant's share of the Plan's income and related mutual fund investment management expenses. Allocations are based upon participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

         Participants are fully vested in their account balances.

BENEFITS

         Upon termination of employment prior to a participant reaching retirement age, the participant may elect to postpone distribution of the balance of his/her account or receive an early distribution. Upon termination of service due to disability or retirement, a participant may elect to receive the balance in his/her account in the form of a lump sum distribution or in installments over a fixed period of time. Upon death, the participant's account balance will be paid as a death benefit. In addition, participants may apply for hardship withdrawals subject to approval by the Plan administrator.

INVESTMENT OPTIONS

         Participants may direct contributions, in at least 5% increments, to be invested into one or more of the Plan's funds. Participants may change their contribution percentages once each quarter. A description of each investment option as described in the funds' prospectus is provided below:

EB MaGIC Fund - This fund is a trust of KeyCorp that invests primarily in insurance companies and other investment contracts with a maturity of 5 years or less.

American Funds Group Smallcap World Fund -This fund normally invests at least 65% of assets in equity securities of companies with market capitalizations ranging from $50 million to $1.5 billion, and that are domiciled in at least three countries. The fund may also invest in convertible securities, government obligations, preferred stocks, repurchase agreements, and corporate debt securities.

Templeton Growth Fund - This fund generally invests in common stocks, though it maintains a flexible investment policy that allows it to invest in all types of securities issued in any nation.

Victory Stock Index Fund - This fund invests primarily in the common stocks that comprise the Standard & Poor's 500 Index.

Janus Twenty Fund - This fund invests primarily in a concentrated portfolio of between 20 and 30 common stocks seeking capital appreciation.

Invesco Dynamics Fund - This fund invests primarily in common stocks of mid-sized U.S. companies with market capitalizations between $2 billion and $15 billion at the time of purchase.

Pimco Total Return Fund - This fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. The fund may also invest up to 20% of assets in securities denominated in foreign currencies.

MFS Total Return Fund - This fund generally maintains 40% to 75% of assets in equity securities. The fund typically invests the balance in debt securities, including up to 20% of assets in debt rated below BB. The fund may also invest in foreign securities, including Brady Bonds.

Dreyfus Midcap Value Fund - This fund normally invests at least 65% of assets in common stocks issued by companies with market capitalizations between $400 million and $4 billion. Investments may also include preferred stocks and convertible securities of both domestic and foreign issuers.

Van Kampen Growth & Income Fund - This fund invests primarily in income-producing equities. The fund may also purchase investment-grade debt. It limits investments in foreign securities to 25% of assets.

NS Group, Inc. Master Trust - This Master Trust is invested in the common stock of NS Group, Inc. and includes a minimal cash balance.

ADMINISTRATIVE EXPENSES

         The Plan Sponsor pays all administrative expenses of the Plan, except for investment management costs incurred by any mutual funds in the Plan. The Plan Sponsor also provides administrative services to the Plan at no cost. The NS Group, Inc. Master Trust incurs brokerage fees on open market purchases and sales of NS Group, Inc. common stock.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

         The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

INVESTMENT VALUATION

         Investments in registered investment companies and the NS Group, Inc. Master Trust are reported at fair value as determined by the Trustee, based upon quoted market prices. Investments in common/collective fixed income funds, which hold investments in guaranteed investment contracts, are reported at fair value as determined by the Trustee.

         The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

         The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001 are as follows:

                                                                    2002                             2001
                                                            ---------------------            --------------------
                                                            Shares/                          Shares/
Investment                                                   Units       Market               Units       Market
----------                                                  -------    ----------            -------    ---------

Key Corp EB MaGIC Fund                                      479,574    $7,688,680            487,141    $7,429,683

American Funds Group Small Cap World Fund                       (a)           (a)             36,263       831,144

Templeton Growth Fund                                        57,618       917,858             56,259     1,012,663

Janus Twenty Fund                                               (a)           (a)             21,038       809,108

NS Group, Inc. Master Trust Fund                            196,100     1,619,025            227,105     2,181,159

Van Kampen Growth & Income Fund                              68,841       983,735             59,164     1,006,376

(a) Less than 5%

During the year, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value are as follows:

         Key Corp EB MaGIC Fund                               $   378,447
         American Funds Group Small Cap World Fund               (203,326)
         Templeton Growth Fund                                   (119,510)
         Victory Stock Index Fund                                 (95,374)
         Janus Twenty Fund                                       (209,134)
         Invesco Dynamics Fund                                   (156,331)
         PIMCO Total Return Fund                                    2,941
         MFS Total Return Fund                                    (47,642)
         Dreyfus Midcap Value Fund                                (54,597)
         Van Kampen Growth & Income Fund                         (188,149)
         NS Group, Inc. Master Trust Fund                        (295,841)
                                                              -----------
                                                              $  (988,516)
                                                              ===========

                                       9

(3)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Sponsor has the right under the Plan subject to bargaining unit consent, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all contributions and earnings allocated to the accounts of the participants will be distributed.

(4)      TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated May 8, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)      PARTIES-IN-INTEREST

         Certain plan investments are shares of mutual funds managed by Key Corp. and shares of the NS Group, Inc. Master Trust Fund, managed by the NS Group, Inc. Master Trust. Key Corp is the trustee as defined by the Plan and NS Group is the Plan Sponsor and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the Plan year were not material.

(6)      SUBSEQUENT EVENT

         During 2002,Victory Capital Management announced they were exiting the 401(k) business. As a result, Fidelity Institutional Retirement Services Company was hired to provide fund management, record keeping, and trustee services for the plan. All of the plan assets were transferred, and the transition was completed in March 2003.

                            KOPPEL STEEL CORPORATION
                    HOURLY EMPLOYEES' RETIREMENT SAVINGS PLAN
                                 PLAN NUMBER 011
                                 EIN 25-1635833
            ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2002

     ------------------------------------------------------------------------------------------------------------------

             ISSUER                                ASSET DESCRIPTION                                 MARKET
     ------------------------------------------------------------------------------------------------------------------

     *KEY CORP                                     EB MaGIC FUND                                   $   7,688,680

     THE AMERICAN FUNDS GROUP                      SMALLCAP WORLD FUND                                   679,627

     THE FRANKLIN TEMPLETON GROUP                  TEMPLETON GROWTH FUND
                                                                                                         917,858
     *THE VICTORY PORTFOLIOS                       STOCK INDEX FUND
                                                                                                        287,456
     JANUS FUNDS                                   JANUS TWENTY FUND
                                                                                                        583,281
     INVESCO EQUITY INCOME FUNDS                   INVESCO DYNAMICS FUND
                                                                                                        319,708
     PACIFIC INVESTMENT MANAGEMENT                 PIMCO TOTAL RETURN FUND
                                                                                                        399,723
     MFS INVESTMENT MANAGEMENT                     MFS TOTAL RETURN FUND

     DREYFUS                                       DREYFUS MIDCAP VALUE FUND                            508,622

     VAN KAMPEN ASSET MANAGEMENT                   VAN KAMPEN GROWTH & INCOME FUND
                                                                                                        105,938
     *NS GROUP, INC. MASTER TRUST                  NS GROUP, INC. - MASTER TRUST FUND
                                                                                                        983,735

                                                                                                      1,619,025
     ------------------------------------------------------------------------------------------------------------------
                                                                                       TOTAL PLAN  $ 14,093,653
                                                                                                   ============
     ------------------------------------------------------------------------------------------------------------------

In accordance with 29 CFR 2520.103 - 9, the Company hereby certifies that the Plan is in receipt of the most recent annual statement of assets and liabilities of the KEY TRUST, EB MaGIC Fund, in which the Plan has an investment. In addition, a notice has been received by the Plan from Key Trust Company of Ohio, N.A. (Trustee) informing the Plan that the proper procedure was followed in filing a copy of the most recent annual statement of assets and liabilities of the fund in which the Plan has an investment with the Department of Labor.

The Employer Identification Number of the fund is 34-6903863.


         *Represents a party-in-interest

                          INDEPENDENT AUDITORS' REPORT

To the Advisory Committee of the
  Koppel Steel Corporation Hourly Employees' Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Koppel Steel Corporation Hourly Employees' Retirement Savings Plan (the
Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit. The financial statements of the Plan for the year ended December 31, 2001 were audited by other auditors, whose report dated May 10, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The accompanying supplemental schedule listed in the accompanying table of contents as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP
Cincinnati, Ohio
May 23, 2003

         The following report is a copy of a previously issued Arthur Andersen LLP report, and the report has not been reissued by Arthur Andersen LLP. See
Exhibit 23.2 to this Form 11-K for further discussion


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Advisory Committee of the
 Koppel Steel Corporation Hourly Employees' Retirement Savings Plan:

         We have audited the accompanying statements of net assets available for benefits of the KOPPEL STEEL CORPORATION HOURLY EMPLOYEES' RETIREMENT SAVINGS PLAN as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


 Cincinnati, Ohio,                        /s/ ARTHUR ANDERSEN LLP
 May 10, 2002
                                       13

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                      KOPPEL STEEL CORPORATION
                                      HOURLY EMPLOYEES' RETIREMENT
                                      SAVINGS PLAN



                                      By: /s/ Thomas J. Depenbrock
                                          ------------------------
                                      Thomas J. Depenbrock
                                      Member, Advisory Committee

Date: June 27, 2003


                      ------------------------------------


                                Index to Exhibits
                                -----------------

       Number    Description
       ------    -----------
        23.1     Independent Auditors' Consent

        23.2     Notice Regarding Consent of Arthur Andersen LLP

        99.1     Certification Pursuant to 18 U.S.C. Section 1350 as Adopted
                 Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                       14